Exhibit 99.1

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 3o, 2014 provides an update to our annual MD&A dated February 25, 2014 for the fiscal year ended December 31, 2013. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2013. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated July 31, 2014.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, availability of funding and funding requirements, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com.

The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and other fuels used for transportation, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with original equipment manufacturers (“OEMs”) provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $619 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development (“R&D”) efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

The principle focus and responsibilities of the reporting alignments are summarized below:

Westport Applied Technologies Business Unit

Westport Applied Technologies (“Applied Technologies”) designs, produces, and sells compressed natural gas ("CNG") and liquefied petroleum gas ("LPG") components and subsystems to over 20 global OEMs, including Fiat, Volkswagen, Tata Motors (“Tata”), the GAZ Group, and Chrysler, and to aftermarket customers in over 60 countries. Sales from Westport's wholly owned Italian subsidiaries, OMVL S.p.A. ("OMVL") and Emer S.p.A. ("Emer"), including its wholly owned subsidiary Valtek S.p.A., Westport's Australian operations and part of Westport’s China operations are reported under the Applied Technologies business unit and are made either directly to OEMs or through distributors. The Applied Technologies business unit designs and manufactures a range of components including pressure regulators, injectors, electronic control units, valves and filters; sells monofuel and bi-fuel conversion kits; and also offers engine management systems and solutions that can be launched quickly at a competitive price. The Applied Technologies business unit provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

Westport On-Road Systems Business Unit

Westport On-Road Systems (“On-Road Systems”) engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking. Westport's existing On-Road Systems OEM customers and partners include Ford Motor Company (“Ford”), GM, PACCAR Inc. ("PACCAR") (Kenworth Truck Company ("Kenworth") and Peterbilt, a PACCAR company), and Volvo Car Group ("Volvo Car"). Current products include the Westport WiNGTM Power System (the "WiNG System") for the Ford Transit Connect, Ford F-250/F-350 (bi-fuel and dedicated) vehicle models and dedicated natural gas fuel systems for the F-450/F-550, F-650, F-59, and E-450 vehicle models; Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStart mobile fuel services; and Westport iCE PACK™ LNG Tank System ("Westport iCE PACK") for spark-ignited ("SI") engines. Westport further supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("QVM") program, alternative fuel systems and application engineering.

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Westport Off-Road Systems Business Unit

Westport Off-Road Systems (“Off-Road Systems”) has been exploring product development opportunities for using liquefied natural gas (“LNG”) fuel in large, off-road engine applications including rail, mining, marine, and oil & gas. According to industry statistics and our analysis, the global annual fuel usage in these applications is over 24 billion gallons of diesel fuel annually, presenting a highly attractive opportunity for significant fuel cost savings and reduced emissions through the use of LNG as an alternative fuel. Current products include an LNG tender product for the rail market, and WestportTM 2.4L industrial engines sold to Clark Material Handling ("Clark") and Cummins Western Canada for forklift and oilfield applications, respectively.

Corporate and Technology Investments Business Unit

The Corporate and Technology Investments business unit ("Corporate and Technology Investments") is responsible for investments in new R&D programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the revenue will be recognized under one of the operating business units: Applied Technologies; On-Road Systems; or Off-Road Systems.

Cummins Westport Inc.

Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc.

Weichai Westport Inc. (“WWI”) is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. ("Weichai") (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally. WWI is expanding its facility to double its annual production capacity to 100,000 engines by the end of 2014.

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GENERAL DEVELOPMENTS

On April 28, 2014, the Company announced the launch of Westport high pressure direct injection (Westport™ HPDI 2.0) on the Weichai Westport WP12 engine platform. The Weichai Westport WP12HPDI is China's first engine featuring Westport HPDI technology, delivering the power and performance of the base diesel engine, while replacing up to 95% of diesel fuel with cleaner burning, less expensive natural gas. Weichai Westport plans to release 30 trucks for customer validation through 2014 with factory production expected to start in 2015. The WP12 with Westport HPDI 2.0 will be certified to be compliant with China V emissions standards.

On May 5, 2014, the Company announced that it has received certification from California Air Resources Board (CARB) for its 2014 model year Westport WiNG Ford-150 3.7L pickup truck. The CARB certifies that vehicles meet all applicable California emission regulations.

On May 6, 2014, the Company announced that Kroger has ordered 40 Westport iCE PACK power systems for their Freightliner trucks, which will also feature the Cummins Westport ISX12 G engine. The 40 trucks will be delivered in the third quarter of 2014.

On June 3, 2014, the Company announced the appointment of Yang Guang as President of Asia Pacific. In this role, Yang Guang will oversee ongoing business operations and activities in China (including Hong Kong and Taiwan), India, Korea, Japan, Australia and southeast Asian Nations. A key member of Westport's leadership team, he will be developing and growing Westport business in Asia Pacific.

On June 5, 2014, the Company announced the appointment of Ashoka Achuthan as Chief Financial Officer. In this role, Ashoka will oversee all operational financial activities and management within Westport. Bill Larkin has been appointed to Vice President, Corporate Development, focusing on strategic initiatives and investments, and development agreements that will contribute to Westport’s financial growth.

On June 27, 2014, the Company announced that it has extended the maturity date of its 9% unsecured subordinated non-convertible debentures formerly due September 22, 2014 to September 15, 2017; and secured an additional C$19 million in debentures on the same terms, bringing the total outstanding debentures to C$55 million. The maturity date of the existing debentures was extended by execution of a Supplemental Indenture and an extraordinary resolution of existing debenture holders, for which support of approximately 92.5% of holders was obtained. The Supplemental Indenture allows holders of all debentures to elect, up to six times, to extend the maturity date of their respective debentures by a successive six month term, subject to a minimum of C$10 million debentures remaining outstanding; and increases the amount of permitted additional unsecured indebtedness and guarantees from C$50 million to C$70 million to reflect the additional debentures issued today.

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SELECTED FINANCIAL INFORMATION

The following table sets forth selected information of our financial results for the three and six months ended June 30, 2014 and June 30, 2013:

Selected Consolidated Statements of Operations Data
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)

Total revenue	$ 40.0	$ 34.9	$ 82.0	$ 64.9
Gross margin (1)	13.6	8.3	25.9	16.3
GM %	34.0%	23.8%	31.6%	25.1%

Net loss	(35.4)	(33.9)	(59.2)	(65.7)
Net loss per share - basic and diluted (2)	(0.56)	(0.61)	(0.94)	(1.18)

Weighted average shares outstanding	63,110,446	55,631,945	63,005,649	55,473,038

Cash used in operations before changes in non-cash working capital (3)	(19.2)	(33.7)	(41.6)	(62.8)

(1)	Gross margin is calculated as revenue less cost of product and parts revenue.
The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales.
Gross margin as defined above applies to the discussion of gross margin throughout the MD&A.
(For the three and six months ended June 30, 2014, $0.9 and $1.8, respectively, (2013 - $1.0 and $2.0) in depreciation and amortization is excluded from the calculation of gross margin).
(2)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.
(3)	See non-GAAP financial measures.

The following table sets forth selected information of our financial position as at June 30, 2014 and December 31, 2013:

Selected Balance Sheet Data

(expressed in millions of United States dollars)	June 30, 2014	December 31, 2013

Cash and short-term investments	$ 168.8	$ 210.6
Total assets	445.0	491.7
Long-term debt	58.1	13.0

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The following tables set forth selected information of the financial results of our joint ventures for the three and six months ended June 30, 2014 and June 30, 2013:

Selected CWI Statements of Operations Data
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
(expressed in millions of United States dollars)

Total revenue	$ 79.6	$ 78.0	$ 159.6	$ 122.7
Gross margin	10.4	20.6	18.0	32.8
GM %	13.1%	26.4%	11.3%	26.7%

Income (loss) before income taxes	0.2	10.5	(2.0)	11.8

Income (loss) attributable to the Company	0.4	3.3	(0.4)	4.1

Selected WWI Statements of Operations Data
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
(expressed in millions of United States dollars)

Total revenue	$ 133.1	$ 152.5	$ 246.4	$ 258.4
Gross margin	8.8	11.9	15.1	19.0
GM %	6.6%	7.8%	6.1%	7.4%

Income before income taxes	2.3	4.5	4.0	7.9

Income attributable to the Company	0.7	1.3	1.2	2.4

OVERVIEW OF THREE and six MONTHS ENDED June 30, 2014 RESULTS

Total Consolidated Revenues
(expressed in millions of U.S. dollars)
	Three months ended		Change		Six months ended		Change
	June 30,				June 30,
	2014	2013	$	%	2014	2013	$	%

Applied Technologies	$ 24.8	$ 25.2	$ (0.4)	-2%	$ 46.7	$ 48.5	$ (1.8)	-4%
On-Road Systems	11.6	7.4	4.2	57%	29.4	12.0	17.4	145%
Off-Road Systems	1.5	1.0	0.5	50%	2.8	2.1	0.7	33%
Corporate and Technology Investments	2.1	1.3	0.8	62%	3.1	2.3	0.8	35%
Total consolidated revenues	$ 40.0	$ 34.9	$ 5.1	15%	$ 82.0	$ 64.9	$ 17.1	26%

Operating Results

For the three months ended June 30, 2014, our consolidated revenues were $40.0 million compared to $34.9 million in the prior year period, an increase of $5.1 million, or 15%. On-Road Systems generated higher revenue due to the increased revenue generated from BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”) which was acquired on June 28, 2013, increased shipments of Westport iCE PACK offset by the loss of revenues from the first generation Westport™ HPDI system, which was discontinued in December 2013.

For the six months ended June 30, 2014, our consolidated revenues were $82.0 million compared to $64.9 million in the prior year period, an increase of $17.1 million, or 26%. On-Road Systems generated higher revenue due to the increased revenue generated from BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”) which was acquired on June 28, 2013, increased shipments of Westport iCE PACK offset by the loss of revenues from the first generation Westport™ HPDI system, which was discontinued in December 2013. Applied Technologies revenue decreased $1.8 million primarily due to weakness in certain markets, particularly Italy, partially offset by increased sales in Russia and China.

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Consolidated net loss attributable to the Company for the three months ended June 30, 2014 was $35.4 million, or $0.56 loss per diluted share, compared to a $33.9 million net loss, or $0.61 loss per diluted share, for the three months ended June 30, 2013. The $1.5 million increase in net loss was driven by decreases in segment operating loss in On-Road Systems of $9.8 million which is attributed to income generated from BAF and decrease losses from discontinuation of the first generation Westport™ HPDI system in December 2013, in Off-Road Systems of $1.1 million which is attributed to the sale of tender cars in 2014 and in Corporate and Technology Investments of $4.8 million which is attributed to license fee revenue received. The decreases in segment operating losses is offset by decreases in segment operating income of $0.4 million in Applied Technologies, net foreign exchange losses of $12.0 million, net decrease in our share of equity income of $3.6 million, increase in our interest charges of $0.4 million, and increase in depreciation and amortization charges of $0.8 million.

Included in our net loss for the three months ended June 30, 2014 is $8.6 million net foreign exchange loss attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding the foreign exchange impact, our net loss and net loss per share was $26.8 million and $0.42, respectively.

Consolidated net loss attributable to the Company for the six months ended June 30, 2014 was $59.2 million, or $0.94 loss per diluted share, compared to a $65.7 million net loss, or $1.18 loss per diluted share, for the six months ended June 30, 2013. The $6.5 million decrease in net loss was driven by decreases in segment operating loss in On-Road Systems of $17.3 million which is attributed to income generated from BAF and decreased losses from discontinuation of the first generation Westport™ HPDI system in December 2013, in Off-Road Systems of $3.4 million which is attributed to the sale of tender cars in 2014 and in Corporate and Technology Investments of $1.9 million which is attributed to license fee revenue received. The decreases in segment operating loss is offset by decreases in segment operating income in Applied Technologies of $2.8 million, increases in depreciation and amortization of $1.5 which is attributed to the acquired assets of BAF, net decrease in our share of equity income of $5.6 million, net decrease of $0.2 from interest and impairment charges and net foreign exchange losses of $6.0 million.

Included in our net loss for the six months ended June 30, 2014 is $0.4 million net foreign exchange gain attributed mainly to the movement in the Canadian dollar relative to the U.S. dollar, which is unrealized. Excluding the foreign exchange impact, our net loss and net loss per share was $59.6 million and $0.95, respectively.

Cash, Cash Equivalents and Investments

As of June 30, 2014, our cash, cash equivalents and short-term investments balance was $168.8 million compared to $210.6 million at December 31, 2013. For the six months ended June 30, 2014, cash used in operations was $52.0 million with $41.6 million used for operating purposes and $10.4 million related to changes in working capital. We purchased $4.8 million of property and equipment and made net principal repayment of a portion of our long-term debt within Emer totaling $2.2 million. We raised $9.6 million through sale of our short term investments, issued an additional of $17.8 million in debenture notes and incurred financing costs of $2.0 million.

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CRITICAL ACCOUNTING
POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company’s accounting policies are described in Note 2 of our fiscal year ended December 31, 2013 annual consolidated financial statements. There have been no changes in accounting policies applied to June 30, 2014 except as noted below. We have identified several policies as critical to the measurement of our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year ended December 31, 2013 annual consolidated financial statements and our 2013 Annual Management and Discussion Analysis. Actual amounts may vary significantly from estimates used.

New Accounting Policies

Derivative Instruments

The Company may enter into financing arrangements that are hybrid instruments that contain embedded derivative features. Derivative instruments are recognized as either assets or liabilities in the consolidated balance sheets and are measured at fair value with gains or losses recognized in earnings. The Company determines the fair value of derivative instruments based on available market data using appropriate valuation models.

NEW ACCOUNTING
PRONOUNCEMENTS AND DEVELOPMENTS

Income Taxes

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this standard on January 1, 2014 did not have an impact on the Company’s consolidated financial statements.

REVENUE

In May 2014, FASB issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

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DISCLOSURE CONTROLS AND
PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Changes in Internal Control over Financial Reporting

During the six month period ended June 30, 2014, there were no changes to our internal control over financial reporting that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.

FINANCIAL OVERVIEW
- RESULTS FROM OPERATIONS

Revenue

The following table summarizes revenues by segment for the three and six months ended June 30, 2014 and June 30, 2013:

Revenues
(expressed in millions of U.S. dollars)
	Three months ended		Change		Six months ended		Change
	June 30,				June 30,
	2014	2013	$	%	2014	2013	$	%

Applied Technologies	$ 24.8	$ 25.2	$ (0.4)	-2%	$ 46.7	$ 48.5	$ (1.8)	-4%
On-Road Systems	11.6	7.4	4.2	57%	29.4	12.0	17.4	145%
Off-Road Systems	1.5	1.0	0.5	50%	2.8	2.1	0.7	33%
Corporate and Technology Investments	2.1	1.3	0.8	62%	3.1	2.3	0.8	35%
CWI	79.6	78.0	1.6	2%	159.6	122.7	36.9	30%
WWI	133.1	152.5	(19.4)	-13%	246.4	258.4	(12.0)	-5%
Total segment revenues	$ 252.7	$ 265.4	$ (12.7)	-5%	$488.0	$ 446.0	$ 42.0	9%

Less: Equity investees' revenues	212.7	230.5	(17.8)	-8%	406.0	381.1	24.9	7%

Total consolidated revenues	$ 40.0	$ 34.9	$ 5.1	15%	$ 82.0	$ 64.9	$ 17.1	26%

Applied Technologies revenue for the three months ended June 30, 2014 decreased $0.4 million, or 2%, from $25.2 million to $24.8 million.

For the six months ended June 30, 2014, Applied Technology revenue decreased $1.8 million, or 4%, from $48.5 million to $46.7 million. The decrease in revenue is primarily due to weakness in certain markets, particularly Italy, partially offset by increased sales in other parts of Europe and China.

On-Road Systems revenue for the three months ended June 30, 2014 increased $4.2 million, or 57%, from $7.4 million to $11.6 million. The increase in On-Road Systems revenue is primarily due to the revenue generated from BAF which was acquired on June 28, 2013, increased shipments of Westport iCE PACK offset by no revenue from shipments of the first generation Westport™ HPDI system, which was discontinued in December 2013.

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For the six months ended June 30, 2014, On-Road Systems revenue increased $17.4 million, or 145% from $12.0 million to $29.4 million. The increase in On-Road Systems revenue is primarily due to the revenue generated from BAF which was acquired on June 28, 2013, increased shipments of Westport iCE PACK offset by no revenue from shipments of the first generation Westport™ HPDI system, which was discontinued in December 2013.

Off-Road Systems revenue for the three months and six months ended June 30, 2014 increased $0.5 million and $0.7 million respectively, from $1.0 million to $1.5 million for the three months ended period and from $2.1 million to $2.8 million for the six months ended period. The revenue generated relates to sales of the Westport 2.4L industrial engine and delivery of LNG tender cars.

Corporate and Technology Investments revenue for the three and six months ended June 30, 2014 increased $0.8 million, to $2.1 million from $1.3 million for the three months ended period and to $3.1 million from $2.3 million for the six months ended period. The revenue relates to license fee earned from our development agreements. All costs associated with our development agreements were recorded as R&D expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the three months ended June 30, 2014 increased $1.6 million, or 2% from $78.0 million to $79.6 million. CWI product revenue for the three months ended June 30, 2014 decreased $0.9 million on sales of 2,479 units compared to 2,716 units for the three months ended June 30, 2013. CWI parts revenue for the three months ended June 30, 2014 increased $2.5 million to $13.7 million compared with $11.2 million for the three months end June 30, 2013. Parts revenue increase is driven by increasing engine volumes and in-service engine needs.

For the six months ended June 30, 2014, revenue increased $36.9 million, or 30% from $122.7 million to $159.6 million. CWI product revenue for the six months ended June 30, 2014 increased $30.8 million on sales of 4,959 units compared to 4,029 units for the six months ended June 30, 2013. The increased quarterly volumes in North America were driven by higher sales in all segments but mainly in truck applications. The launch of the ISX12 G heavy duty truck engine in April 2013 contributed to the truck segment growth compared to the prior year period. CWI parts revenue for the six months ended June 30, 2014 was $27.4 million compared with $21.3 million for the six months end June 30, 2013. Parts revenue increase is driven by increasing engine volumes and in-service engine needs.

WWI revenue for the three months ended June 30, 2014 decreased $19.4 million, or 13% from $152.5 million to $133.1 million. WWI shipped 11,071 units for the three months ended June 30, 2014 compared with 12,410 units for the three months ended June 30, 2013. For the six months ended June 30, 2014, WWI revenue decreased $12.0 million, or 5% from $258.4 million to $246.4 million. WWI shipped 20,198 units for the six months ended June 30, 2014 compared with 20,939 units for the six months ended June 30, 2013.

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Gross Margin

The following table presents gross margin by segment for the three months ended June 30, 2014 compared to three months ended June 30, 2013:

Gross Margin
(expressed in millions of U.S. dollars)

	Three months ended June 30,	% of Revenue	Three months ended June 30,	% of Revenue	Change
	2014		2013		$	%

Applied Technologies	$ 7.8	31.5%	$ 7.1	28.2%	$ 0.7	10%
On-Road Systems	3.6	31.0%	(0.3)	-4.1%	3.9	1300%
Off-Road Systems	0.1	6.7%	0.2	20.0%	(0.1)	-50%
Corporate and Technology Investments	2.1	100.0%	1.3	100.0%	0.8	62%
CWI	10.4	13.1%	20.6	26.4%	(10.2)	-50%
WWI	8.8	6.6%	11.9	7.8%	(3.1)	-26%
Total segment gross margin	$ 32.8	13.0%	$ 40.8	15.4%	$ (8.0)	-20%

Less: Equity investees' gross margin	19.2	9.0%	32.5	14.1%	(13.3)	-41%

Total consolidated gross margin	$ 13.6	34.0%	$ 8.3	23.8%	$ 5.3	64%

Applied Technologies gross margin increased $0.7 million to $7.8 million, or 31.5% of revenue, for the three months ended June 30, 2014 compared to $7.1 million, or 28.2% of revenue for the three months ended June 30, 2013. The increase in gross margin percentage was due to a change in product mix during the period.

On-Road Systems gross margin increased $3.9 million to $3.6 million or 31.0% of revenue, from negative margin of $0.3 million or negative 4.1% of revenue for the three months ended June 30, 2013. The increase in gross margin percentage is due to a change in product mix during the period from sales of Westport WiNG Systems and the inclusion of service revenue where costs incurred to earn service revenue are classified as R&D expense rather than cost of product and parts revenue. Lower gross margin percentage in the prior year period was due to lower absorption of fixed overhead costs as a result of low unit deliveries.

Corporate and Technology Investments gross margin increased $0.8 million to $2.1 million from $1.3 million for the three months ended June 30, 2013. The increase in gross margin is driven by license fee received associated with our development agreements. The gross margin percentage was 100% as Corporate and Technology Investments gross margin relates entirely to revenue recognized under our development agreements. All costs associated with our development agreements were recorded as R&D expense.

CWI gross margin decreased $10.2 million to $10.4 million, or 13.1% of revenue from $20.6 million or 26.4% of revenue. CWI product margin and product gross margin percentage for the three months ended June 30, 2014 were $6.0 million and 9.2%, respectively, compared to $15.3 million and 23%, respectively, for the three months ended June 30, 2013. The decrease in CWI gross margin percentage during the three months ended June 30, 2014 was primarily due to an increase of $5.1 million in net warranty adjustments and net extended coverage claims compared to the three months ended June 30, 2013. Warranty adjustments and net extended coverage claims totaling $10.2 million and $5.1 million were recorded in the three months ended June 30, 2014 and June 30, 2013, respectively. Excluding the warranty related impact, CWI gross margin percentage would have been 25.9% and 32.9% for the three months ended June 30, 2014 and June 30, 2013, respectively. CWI parts gross margin percentage for the three months ended June 30, 2014 decreased compared to the three months ended June 30, 2013.

WWI gross margin decreased $3.1 million to $8.8 million, or 6.6% of revenue from $11.9 million or 7.8% of revenue due to aggressive pricing efforts to gain market share.

11

The following table presents gross margin by segment for the six months ended June 30, 2014 compared to six months ended June 30, 2013:

Gross Margin
(expressed in millions of U.S. dollars)

	Six months ended June 30,	% of Revenue	Six months ended June 30,	% of Revenue	Change
	2014		2013		$	%

Applied Technologies	$ 13.3	28.5%	$ 13.8	28.5%	$ (0.5)	-4%
On-Road Systems	9.2	31.3%	(0.2)	-1.7%	9.4	-4700%
Off-Road Systems	0.3	10.7%	0.4	19.0%	(0.1)	-25%
Corporate and Technology Investments	3.1	100.0%	2.3	100.0%	0.8	35%
CWI	18.0	11.3%	32.8	26.7%	(14.8)	-45%
WWI	15.1	6.1%	19.0	7.4%	(3.9)	-21%
Total segment gross margin	$ 59.0	12.1%	$ 68.1	15.3%	$ (9.1)	-13%

Less: Equity investees' gross margin	33.1	8.2%	51.8	13.6%	(18.7)	-36%

Total consolidated gross margin	$ 25.9	31.6%	$ 16.3	25.1%	$ 9.6	59%

Applied Technologies gross margin decreased $0.5 million to $13.3 million, or 28.5% of revenue, for the six months ended June 30, 2014 compared to $13.8 million, or 28.5% of revenue for the six months ended June 30, 2013.

On-Road Systems gross margin increased $9.4 million to $9.2 million or 31.3% of revenue, from negative margin of $0.2 million or -1.7% of revenue for the six months ended June 30, 2013. The increase in gross margin percentage is due to a change in product mix during the period from sales of Westport WiNG Systems and the inclusion of service revenue where costs incurred to earn service revenue are classified as R&D expense rather than cost of product and parts revenue. Lower gross margin percentage in the prior year period was due to lower absorption of fixed overhead costs as a result of low unit deliveries.

Corporate and Technology Investments gross margin increased $0.8 million to $3.1 million from $2.3 million. The increase in gross margin is driven by license fee received associated with our development agreements. The gross margin percentage was 100% as Corporate and Technology Investments gross margin relates entirely to service revenue recognized under our development agreements. All costs associated with our development agreements were recorded as R&D expense.

CWI gross margin decreased $14.8 million to $18.0 million, or 11.3% of revenue from $32.8 million or 26.7% of revenue. CWI product margin and product gross margin percentage for the six months ended June 30, 2014 were $8.7 million and 6.6%, respectively, compared to $23.2 million and 22.9%, respectively, for the six months ended June 30, 2014. The decrease in CWI gross margin percentage during the six months ended June 30, 2014 was primarily due to an increase of $16.4 million in net warranty adjustments and net extended coverage claims compared to the six months ended June 30, 2013. Warranty adjustments and net extended coverage claims totaling $25.2 million and $8.8 million were recorded in the six months ended June 30, 2014 and June 30, 2013, respectively. Excluding the warranty related impact, CWI gross margin percentage would have been 27.0% and 34.0% for the six months ended June 30, 2014 and June 30, 2013, respectively. CWI parts gross margin percentage for the six months ended June 30, 2014 decreased compared to the six months ended June 30, 2013.

WWI gross margin decreased $3.9 million to $15.1 million, or 6.1% of revenue from $19.0 million or 7.4% of revenue due to aggressive pricing efforts to gain market share.

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Research and Development Expenses

The following table presents details of R&D expense by segment for the three and six months ended June 30, 2014 and June 30, 2013:

Research and Development
(expressed in millions of U.S. dollars)
	Three months ended		Change		Six months ended		Change
	June 30,				June 30,
	2014	2013	$	%	2014	2013	$	%

Applied Technologies	$ 1.5	$ 1.3	$ 0.2	15%	$ 3.3	$ 2.7	$ 0.6	22%
On-Road Systems	2.9	3.5	(0.6)	-17%	7.2	7.2	-	0%
Off-Road Systems	0.4	0.4	-	0%	0.8	0.9	(0.1)	-11%
Corporate and Technology Investments	13.9	18.7	(4.8)	-26%	28.4	33.5	(5.1)	-15%
Total research and development	$ 18.7	$ 23.9	$ (5.2)	-22%	$ 39.7	$ 44.3	$ (4.6)	-10%

Applied Technologies For the three and six months ended June 30, 2014, R&D expenses increased $0.2 million and $0.6 million, respectively, compared to the same periods last year, primarily related to new product development programs.

On-Road Systems For the three months ended June 30, 2014, R&D expenses decreased $0.6 million primarily due to lower R&D expenses spent on Westport WiNG Systems as product development was completed in 2013. R&D expenses remain unchanged for the comparative six months ended periods.

Off-Road Systems For the three months ended June 30, 2014, R&D expenses remains unchanged. For the six months ended June 30, 2014, R&D expenses decreased $0.1 million compared to the same period last year. In the current year periods, costs are incurred to support and manage the development of technology in various Off-Road programs.

Corporate and Technology Investments For the three and six months ended June 30, 2014, R&D expenses decreased $4.8 million and $5.1 million, respectively, compared to the same periods last year, primarily driven by reduction in program expenses and prioritizing of investment programs.

13

Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment for the three and six months ended June 30, 2014 and June 30, 2013:

Selling, General and Administrative
(expressed in millions of U.S. dollars)
	Three months ended		Change		Six months ended		Change
	June 30,				June 30,
	2014	2013	$	%	2014	2013	$	%

Applied Technologies	$ 4.6	$ 3.7	$ 0.9	24%	$ 8.8	$ 7.1	$ 1.7	24%
On-Road Systems	2.0	7.2	(5.2)	-72%	4.8	12.7	(7.9)	-62%
Off-Road Systems	0.4	1.7	(1.3)	-76%	0.8	4.2	(3.4)	-81%
Corporate and Technology Investments	9.2	8.3	0.9	11%	20.0	16.0	4.0	25%
Total selling, general and administrative	$ 16.2	$ 20.9	$ (4.7)	-22%	$ 34.4	$ 40.0	$ (5.6)	-14%

Applied Technologies For the three and six months ended June 30, 2014, SG&A expenses increased $0.9 million and $1.7 million, respectively, compared to the same periods last year, due to increase in scope of business to include China operations.

On-Road Systems For the three and six months ended June 30, 2014, SG&A expenses decreased $5.2 million and $7.9 million, respectively, compared to the same periods last year, primarily due to decreased headcount from consolidating our facilities, discontinuation of activity related to the first generation Westport™ HPDI system and general cost reductions.

Off-Road Systems For the three and six months ended June 30, 2014, SG&A expenses decreased $1.3 million and $3.4 million, respectively, compared to the same periods last year, due to cost reduction in sales and marketing primarily driven by decreases in headcount.

Corporate and Technology Investments For the three and six months ended June 30, 2014, SG&A expenses increased $0.9 million and $4.0 million, respectively, compared to the same periods last year, due to increase in headcount to support new programs and global market development initiatives.

Unconsolidated Joint Venture Operating Expenses

The following table presents details of the operating expense of our joint ventures for the three and six months ended June 30, 2014 compared to three and six months ended June 30, 2013:

Unconsolidated Joint Venture Operating Expenses
(expressed in millions of U.S. dollars)
	Three months ended				Six months ended
	June 30,		Change		June 30,		Change
	2014	2013	$	%	2014	2013	$	%

CWI	$ 10.0	$ 10.0	$ -	0%	$ 19.8	$ 20.8	$ (1.0)	-5%
WWI	6.5	7.4	(0.9)	-12%	11.1	11.1	-	0%

Total JV operating expenses	$ 16.5	$ 17.4	(0.9)	-5%	$ 30.9	$ 31.9	(1.0)	-3%

CWI operating expenses of $10.0 million for the three months ended June 30, 2014 remains unchanged when compared with the same period in the prior year. For the six months ended June 30, 2014, CWI operating expenses decreased by $1.0 million to $19.8 million from $20.8 million for the six month period ended June 30, 2013. The decrease for the six months ended June 30, 2014 is primarily driven by decreased R&D expenses compared to the prior year period due to transition of ISX12 G to production.

14

WWI operating expenses decreased by $0.9 million to $6.5 million for the three months ended June 30, 2014 from $7.4 million for the three months ended June 30, 2013. For the six months ended June 30, 2014, WWI operating expenses remains unchanged compared to the same periods last year. The decrease relates primarily to lower product development and support costs.

Foreign Exchange Gains and Losses

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. For the three and six months ended June 30, 2014, we recognized a net foreign exchange loss of $8.6 million and a net foreign exchange gain of $0.4 million, respectively, with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange gain of $3.4 million and $6.4 million for the three and six months ended June 30, 2013 respectively. A majority of the foreign exchange gain for the three and six months ended June 30, 2014 is unrealized.

Depreciation and Amortization

Depreciation and amortization for the three and six months ended June 30, 2014 was $4.6 million and $8.9 million compared to $3.8 million and $7.4 million for the three and six months ended June 30, 2013. The increase primarily relates to depreciation of the property and equipment purchases and the intangible assets acquired in the BAF acquisition on June 28, 2013.

Income (Loss) from Investments Accounted for by the Equity Method

Income (loss) from investments accounted for by the equity method primarily relates to our 50% interest in CWI and 35% interest in WWI.

Income from investment accounted for by the equity method
(expressed in millions of U.S. dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

CWI - 50% interest	$ 0.4	$ 3.3	$ (0.4)	$ 4.1
WWI - 35% interest	0.7	1.3	1.2	2.4
Other	-	-	(0.1)	(0.2)

Income from investment accounted for by the equity method	$ 1.1	$ 4.6	$ 0.7	$ 6.3

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Interest on Long-Term Debt and Non-Cash Interest Expense

Interest on long-term debt and non-cash interest expense primarily relates to interest on our CDN$ debentures, interest on our senior financing facilities, amortization of discount on long-term debt and amortization of deferred financing charges.

Interest on long-term debt and amortization of discount
(expressed in millions of U.S. dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Canadian debentures	$ 0.8	$ 0.8	$ 1.5	$ 1.6
Senior financing facilities	0.2	0.3	0.5	0.7
Amortization of discount and non-cash interest expense	0.1	0.1	0.2	0.2

Total Interest on long-term debt	$ 1.1	$ 1.2	$ 2.2	$ 2.5

Income Tax Expense

Income tax expense for the three and six months ended June 30, 2014 was $0.3 million and $0.3 million, respectively, compared to income tax expense of $0.3 million and 0.6 million, respectively, for the three and six months ended June 30, 2013. The decrease primarily relates to lower taxable income in Emer and OMVL in the current year periods and lower distributable earnings from our investment in CWI.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at June 30, 2014, our cash, cash equivalents and short-term investment position was $168.8 million, a decrease of $41.8million from $210.6 million at December 31, 2013. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper with maturities greater than 90 days when acquired. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high-rated corporations and governments.

For the six months ended June 30, 2014, our cash used in operations was $52.0 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $41.6 million. Changes in non-cash operating working capital resulted in a use of $10.4 million. The $10.4 million change in working capital was impacted by increases in accounts receivable of $0.4 million and prepaid expenses and other assets of $4.5 million related to prepaid capital assets and inventory. The increases were offset by decreases in inventory of $2.4 million due to improvements in inventory management and supply chain, accounts payable and accrued liabilities of $0.4 million, deferred revenue of $4.1 million due to recognition of extended warranty contracts in service and warranty liability of $3.4 million related to the first generation Westport™ HPDI system. Cash used in investing activities included purchases of property and equipment of $4.8 million offset by cash received from the sale of short-term investments of $9.6 million and $2.6 million in dividends received from joint ventures. Cash used in financing activities included net principal payment of $2.2 million for a portion of long-term debt and financing costs of $2.0 million offset by additional issuance of debentures notes of $17.8 million.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed R&D activities and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

16

On February 27, 2012, the Company issued a total of 6,325,000 Common Shares at a price of $43.25 per share for gross proceeds of $273.6 million. The net proceeds of $265.4 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on industrial and automotive, and On-Road and Off-Road applications and capital expenditures including new test facilities.

Our cash position at June 30, 2014 includes cash generated from several other sources, including product revenue, parts revenue and service and other revenue. Therefore, our cash position is net of expenditures related to the use of proceeds disclosed in the public offering. To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

	Estimated use of proceeds at time of public offering	Estimate of proceeds used during the period
		Six months
		ended	Inception to date
(expressed in millions of U.S. dollars)		June 30, 2014
	$	$	$

Off-Road Applications (formerly HHP Applications)	50.0 - 100.0	-	19.3
Capital Expenditures	30.0 - 50.0	0.3	21.7
Geographic Expansion (formerly HD business units)	20.0 - 40.0	6.9	80.5
Geographic Expansion (formerly LD business units)	20.0 - 40.0	2.4	59.3
General Corporate Purposes	36.3 - 146.3	1.9	85.5

	266.3	11.5	266.3

On October 1, 2013, the Company issued 6,000,000 common shares at a price of $25.39 USD per share for gross proceeds of $152.3 million. The net proceeds of $147.3 million (net of share issuance costs of $5.1 million) will be used for the development of a direct injection natural gas system for multiple automotive OEMs, an off-road and marine engine development program, the development of natural gas products with truck and engine OEMs, the establishment of dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production of proprietary natural gas engine fuel injection equipment and vehicle fuel storage components, and for general corporate purposes, including working capital requirements. We expect to use the offering as follows:

		Estimate of proceeds used during the period
	Estimated use of proceeds at time of public offering	Six months ended	Inception to date
(expressed in millions of U.S. dollars)		June 30, 2014
	$	$	$

Corporate and technology development of a direct injection natural gas system	20.0 - 40.0	6.5	6.5
Off-Road and marine engine development program	20.0 - 40.0	3.4	3.4
Corporate and technology development of natural gas products (HPDI, spark ignited tech)	30.0 - 70.0	11.6	11.6
Off-Road HD commercial applications	40.0 - 50.0	1.0	1.0
General corporate purposes	0 - 38.2	21.8	21.8

	148.2	44.3	44.3

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Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on R&D activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain R&D activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

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SHARES OUTSTANDING

For the three months ended June 30, 2014 and June 30, 2013, the weighted average number of shares used in calculating the net loss per share was 63,110,446 and 55,631,945, respectively. During the three months ended June 30, 2014, we granted 505,591 RSUs and PSUs (together the “Share Units”), including 252,336 Phantom Share Units relating to our long-term incentive programs. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	June 30, 2014		July 31, 2014
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	63,126,693		63,137,100
Share options(1)
- Outstanding(2)	687,135	29.68	661,350	29.90
- Exercisable	477,515	27.87	456,897	28.16
Share Units(1)
- Outstanding(3)	2,138,983	N/A	2,122,614	N/A
- Exercisable	208,764	N/A	208,264	N/A

(weighted average exercise prices are presented in Canadian dollars)

(1)	As at June 30, 2014, excludes 77,707 and 335,769 (July 31, 2014 - 77,707 and 335,195) of phantom stock options and phantom Share Units, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares.
(2)	As at June 30, 2014 and July 31, 2014, includes 143,991 performance stock options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.
(3)	As at June 30, 2014, includes 1,308,947 (July 31, 2014 -1,298,947) PSUs with payout levels ranging between 0% to 200% upon achieving the required performance criteria over the measurement period. Of these 1,308,947 and 1,298,947 PSUs a total of nil and nil, respectively, are currently known to be issuable based on the prior achievement of the required conversion ratio as at the date hereof, however such awards have not yet become vested.

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SELECTED QUARTERLY FINANCIAL DATA

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, income from investments accounted for by the equity method, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)
Three months ended	30-Sep-12	31-Dec-12	31-May-13	30-Jun-13	30-Sep-13	31-Dec-13	31-Mar-14	30-Jun-14
(expressed in millions of United States dollars except for per share amounts)
Product revenue	$ 28.3	$ 31.0	$ 27.3	$ 32.5	$ 33.0	$ 41.4	$ 34.3	$ 31.4
Parts revenue	1.0	1.1	1.3	1.1	3.7	7.7	2.5	2.5
Service and other revenue	1.4	7.8	1.4	1.3	9.8	3.5	5.1	6.1
Total revenue	30.7	39.9	30.0	34.9	46.5	52.6	41.9	40.0

Cost of product and parts revenue	22.9	26.5	22.0	26.6	30.5	69.6	29.6	26.4
Gross margin	7.8	13.3	8.0	8.3	16.0	(17.0)	12.3	13.6
Gross margin percentage	25.4%	33.3%	26.7%	23.8%	34.4%	-32.3%	29.4%	34.0%

Net loss for the period	$(32.5)	$ (37.6)	$ (31.8)	$ (33.9)	$ (30.2)	$ (89.5)	$ (23.9)	$ (35.4)

Loss per share
Basic and Diluted (1)	$(0.59)	$ (0.68)	$ (0.57)	$ (0.61)	$ (0.53)	$ (1.42)	$ (0.38)	$ (0.56)

Income from unconsolidated joint ventures:

CWI net income (loss) attributable to the Company	3.6	1.2	0.8	3.3	2.5	2.8	(0.8)	0.4

WWI net income attributable to the Company	0.7	0.5	1.0	1.3	1.3	0.7	0.5	0.7

(1) Fully diluted loss per share is not materially different as the effect of stock options, restricted share units and performance share units would be anti-dilutive.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations and commitments have been disclosed in our annual MD&A dated February 25, 2014 and are substantially unchanged.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated February 25, 2014 and are substantially unchanged.

RELATED PARTY TRANSACTIONS

Related party transactions have been disclosed in note 16 of our condensed consolidated financial statements for the three and six months ended June 30, 2014 and June 30, 2013.

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BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2013 under the heading “Risks Factors” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in millions of U.S. dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Cash flow from operations
Net loss for the period	$ (35.4)	$ (33.9)	$ (59.2)	$ (65.7)
Items not involving cash:
Depreciation and amortization	4.6	3.8	8.9	7.4
Stock-based compensation expense	3.3	4.1	8.1	7.5
Unrealized foreign exchange loss (gain)	8.6	(3.4)	(0.4)	(6.4)
Deferred income tax expense (recovery)	0.1	(0.2)	(0.2)	(0.2)
Income from investment accounted for by the equity method	(1.1)	(4.6)	(0.7)	(6.3)
Non-cash interest expense	0.5	0.5	0.9	0.9
Intangible asset impairment	-	-	0.3	-
Other	0.2	-	0.7	-

Cash flows from operations before changes in non-cash operating working capital	$ (19.2)	$ (33.7)	$ (41.6)	$ (62.8)

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